December 3, 2021	Joseph F. Leo direct phone: 515-242-2462 direct fax: 515-323-8562 email: joe.leo@brownwinick.com

VIA EDGAR

Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny

Re:    Golden Grain Energy, LLC
Schedule 13E-3
Filed November 4, 2021
Filed by Golden Grain Energy, LLC
File No. 005-81470

Revised Preliminary Proxy Statement
Filed November 4, 2021
File No. 000-51177

Dear Mr. Duchovny:

On behalf of our client, Golden Grain Energy, LLC, an Iowa limited liability company (the “Company”), we are submitting the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned Schedule 13E-3 (“Schedule 13E-3”) and the Company’s above-captioned revised preliminary proxy statement (“Revised Preliminary Proxy Statement”) contained in the Staff’s letter dated November 26, 2021 (the “Comment Letter”). The Company is filing today via EDGAR Amendment No. 2 to the Company’s Preliminary Proxy Statement filed October 29, 2021 (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Capitalized terms used in the Company’s responses but not defined herein have the meanings specified in Amendment No. 2.

Additionally, we are sending, by email, a copy of Amendment No. 2 and a marked copy of Amendment No. 2 showing the changes to the Revised Preliminary Proxy Statement.

Revised Preliminary Proxy on Schedule 14A

Cover Page

1.Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

December 3, 2021

Response: In response to the Staff’s comment, the cover page of the proxy statement and the form of proxy on page 123 of Amendment No. 2 have been revised to clearly identify each as being preliminary.

2.On a related note, please revise your invitation to security holders to print their own proxy card to indicate that this action should not be taken until such time as a definitive proxy statement is filed and disseminated.

Response: The disclosure on the cover page of the proxy statement in Amendment No. 2 has been revised in response to the Staff’s comment.

3.We note your statement relating to the board’s discretion to not implement the Reclassification or the terms and conditions of the Proposed Operating Agreement. This language appears to suggest that the board has discretion to implement one of the proposals despite the unit holders not approving it. Please clarify.

Response: The disclosure on pages 1 and 19 of Amendment No. 2 has been revised in response to the Staff’s comment.

Questions and Answers About the Reclassification, page 2

4.Refer to the third bullet point in the third q&a. We note that the Reclassification of class A units by holders of exactly 10,000 units will result in such holder owning one class C unit. With a view toward revised disclosure, tell us how you expect to have 301 holders of class C units given there appear to be only 284 holders of 10,000-unit blocks currently.

Response: The disclosure on page 16 of Amendment No. 2 has been revised to correct the number of Class C Units from 2,840,000 to 3,010,000, as there are currently approximately 301 or 35.29% of unit holders that hold exactly 10,000 units each, as disclosed on page 2 of Amendment No. 2.

5.Refer to the fifth bullet point in the third q&a. Please tell us, with a view towards revised clarifying disclosure, the basis for your conclusion that your directors and officers’ ability to control the company is “unlikely” to materially change.

Response: The disclosure on page 16 of Amendment No. 2 has been revised to definitively state that the directors and officers’ ability to control the Company will not materially change following the Reclassification because the group’s ownership of Class A Units following the Reclassification will increase by less than 5% compared to the group’s ownership of the Class A and Class B Units prior to the Reclassification, which the Company believes is immaterial.

Special Meeting Information, page 8

6.Please re-locate this section and the sections appearing before the Special Factors to another section of the proxy statement. See Rule 13e-3(e)(1)(ii).

Response: In response to the Staff’s comment, the sections appearing before the Special Factors have been relocated to another section of the proxy statement in Amendment No. 2. The Special Factors now appear in the front of the proxy statement, beginning on page 2 of Amendment No. 2, immediately after “Proposals to be Considered at the Special Meeting.”

December 3, 2021

Substantive Fairness, page 13

7.Refer to the fourth bullet point. We note this appears to be solely a description of the voting rights of the various classes of securities. Revise your disclosure to state or explain how this factor is supportive of the fairness determination.

Response: The disclosure on page 6 of Amendment No. 2 has been revised to remove the fourth bullet point from the discussion of Substantive Fairness as additional disclosure would be duplicative of other disclosures regarding substantive fairness factors considered by the Board.

Fairness of the Reclassification
Procedural Fairness, page 15

8.Refer to the fourth bullet point in this section. Describe the alternative methods considered.

Response: The disclosure on page 7 of Amendment No. 2 has been revised in response to the Staff’s comment.
Please do not hesitate to contact the undersigned at (515) 242-2462 or joe.leo@brownwinick.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Joseph F. Leo
Joseph F. Leo